UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Amneal Pharmaceuticals, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01
(Title of Class of Securities)

03168L105
(CUSIP Number)

Chirag Patel
c/o McCabe Heidrich & Wong, PC
4 Gatehall Drive
Parsippany, NJ 07054-4513
(908) 409-6700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 10, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Chirag Patel
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 21,300,504
	8	Shared Voting Power 0
	9	Sole Dispositive Power 21,300,504
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,300,504
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 14.3%(1)
14	Type of Reporting Person IN

(1) Calculated based on 128,150,558 shares of Class A Common Stock outstanding as of July 23, 2019, as reported in the Issuer's Quarterly Report on Form 10-Q filed on August 5, 2019 for the calendar quarter ended June 30, 2019.

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Schedule 13D filed on July 9, 2018 (the “Initial 13D” and, as amended and supplemented through the date of this Amendment No. 2, collectively the “Schedule 13D”), by the Reporting Person, relating to the Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of Amneal Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used but not defined in this Amendment No. 2 shall have the meanings set forth in the Schedule 13D.
Item 5.  Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by the Reporting Person, as well as the number of shares of Class A Common Stock as to which the Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 128,150,588 shares of Class A Common Stock outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2019:

Reporting Person	Amount beneficially owned(1)	Percent of class(1)	Sole power to vote or to direct the vote(1)	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition(1)	Shared power to dispose or to direct the disposition
Chirag Patel	21,300,504	14.3%	21,300,504	0	21,300,504	0
(1)  Reflects the aggregate number of Common Units beneficially owned by the Reporting Person.  The Common Units may be redeemed at any time for shares of the Issuer’s Class A Common Stock on a 1-to-1 basis.  Assumes the redemption of all Common Units beneficially owned by the Reporting Person.

(c)	During the past 60 days the Reporting Person has not effected any transactions in the Class A Common Stock.

(d)	None.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On June 10, 2019, the Reporting Person and his spouse, as well as certain trusts controlled by the Reporting Person (collectively, the “Borrowers”), entered into a Promissory Note and Collateral Agreement (the “Promissory Note and Collateral Agreement”) with Credit Suisse AG (“Credit Suisse”).  In connection therewith, the Reporting Person agreed to pledge to Credit Suisse 21,269,420 Common Units (including the shares of Class A Common Stock issued upon any redemption thereof) and the 21,269,420 shares of Class B Common Stock associated therewith (the “Collateral”) to secure the obligations of the Borrowers under the Promissory Note and Collateral Agreement.  The obligations of the Borrowers under the Promissory Note and Collateral Agreement mature on June 10, 2022.  Upon the occurrence of certain events that are customary with this type of transaction, Credit Suisse may exercise its rights to foreclose on, and dispose of, the Collateral in accordance with the Promissory Note and Collateral Agreement.  In order to facilitate the exercise by Credit Suisse of its rights upon the occurrence of any such event, the Borrowers also entered into (i) a Securities Account Sole Control Agreement, dated as of June 10, 2019, by and among the Borrowers, Credit Suisse, Credit Suisse Securities (USA) LLC and Pershing LLC and (ii) a Shares Issuer Agreement and Consent, dated as of June 10, 2019, by and among the Borrowers, Credit Suisse, Amneal LLC and the Issuer (together, the “Collateral Agreements”). Copies of the Collateral Agreements are attached as Exhibits to this Schedule 13D, and are incorporated herein by reference.

Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits

Exhibit Number	Description

1
Second Amended and Restated Stockholders Agreement, dated as of December 16, 2017, by and among the Amneal Group and Atlas Holdings, Inc. (incorporated by reference to Annex B to the Issuer’s Registration Statement on Form S-4 filed on February 6, 2018).

2
Amendment No. 1 to Second Amended and Restated Stockholders Agreement, dated as of August 2, 2019, by and among the Amneal Group and Atlas Holdings, Inc. (incorporated by reference to Exhibit 10.5 to the Issuer’s Quarterly Report on Form 10-Q filed on August 5, 2019).

3	Third Amended and Restated Limited Liability Company Agreement, adopted as of May 4, 2018 (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed on May 7, 2018).
4	Securities Account Sole Control Agreement, dated as of June 10, 2019, by and among the Borrowers, Credit Suisse AG, Credit Suisse Securities (USA) LLC and Pershing LLC.
5	Shares Issuer Agreement and Consent, dated as of June 10, 2019, by and among the Borrowers, Credit Suisse, Amneal Pharmaceuticals LLC and Amneal Pharmaceuticals, Inc.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 11, 2019

/s/ Chirag Patel
Chirag Patel